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                                                                      Exhibit 12
                            WASTE MANAGEMENT, INC.

                      Ratio of Earnings to Fixed Charges
                   For the six years ended December 31, 1997
                                  (Unaudited)

                      (millions of dollars, except ratio)


                                                                      Restated/(1)/
                                           ------------------------------------------------------------------
                                           1992/(2)/   1993/(3)/      1994        1995/(4)(5)/      1996/(6)/    1997/(7)/
                                           ---------   ---------     -------      ------------      ---------    ------------
Income (Loss) From Continuing Operations
    Before Income Taxes,
    Undistributed Earnings from
    Affiliated Companies, Minority
    Interest, and Cumulative Effect of
    Accounting Changes.................    $1,409.8   $   587.1    $ 1,192.0        $   954.5      $   667.6      $ (1,000.2)
Interest Expense.......................       315.8       388.3        456.1            507.8          498.0           472.9
Capitalized Interest...................       (86.5)     (100.6)      (105.9)           (43.9)         (35.6)          (26.0)
One-Third of Rents Payable
    in the Next Year...................        44.7        48.5         53.9             56.8           51.4            46.8
                                           --------   ---------    ---------        ---------      ---------      ----------
Income (Loss) From Continuing Operations
    Before Income Taxes,
    Undistributed Earnings from
    Affiliated Companies, Minority
    Interest, and Cumulative Effect of
    Accounting Changes, Plus Interest and
    One-Third of Rents..................   $1,683.8   $   923.3    $ 1,596.1        $ 1,475.2      $ 1,181.4      $   (506.5)
                                           --------   ---------    ---------        ---------      ---------      ----------
Interest Expense........................   $  315.8   $   388.3    $   456.1        $   507.8      $   498.0      $    472.8
One-Third of Rents Payable in the
    Next Year...........................       44.7        48.5         53.9             56.8           51.4            46.8
                                            --------   ---------    ---------        ---------      ---------      ----------
Interest Expenses plus One-Third
    of Rents............................   $  360.5   $   436.8    $   510.0        $   564.6      $   549.4      $    519.6
                                           --------   ---------    ---------        ---------      ---------      ----------
Ratio of Earnings to
    Fixed Charges.......................  4.67 to 1   2.11 to 1    3.13 to 1        2.61 to 1      2.15 to 1          N/A
Coverage Deficiency(8)..................         -           -           -                -              -        $  1,026.1
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Notes:
(1)  As a result of a comprehensive review, begun in the third quarter of 1997 the Company determined that certain items of expense were incorrectly reported in previously issued financial statements. The Company has accordingly restated its financial results for the years 1992 through 1996.
     Stockholders' equity, at December 31, 1991, was restated from $4,133.1 million to 3,934.5 million. (See Note 2 to Consolidated Financial
     Statements).

(2) The results for 1992 include a non-taxable gain of $351.1 million (before minority interest) resulting from the initial public offering of WM
     International, less $80.6 million of related exit costs, primarily to write down international assets not included in WM International, as well as special charges of $219.9 million (before tax and minority interest) primarily related to writedowns of the Company's medical waste business, CWM incinerators in Chicago, Illinois, and Tijuana, Mexico, a former subsidiary's investment in its asbestos abatement business, and certain costs incurred by the former subsidiary and CWM related to the formation of Rust.

(3) The results for 1993 include a non-taxable gain of $15.1 million (before minority interest), relating to the issuance of shares by Rust, as well as a special asset revaluation and restructuring charge of $524.8 million
     (before tax and minority interest) recorded by CWM related primarily to a revaluation of its thermal treatment business, and a provision of approximately $14 million to adjust deferred income taxes resulting from the 1993 tax law change.

(4) The results for 1995 include a special charge of $140.6 million (before tax) recorded by CWM, primarily to write off its investment in facilities and technologies that it abandoned because they do not meet customer service or performance objectives, and a special charge of $194.6 million
     (before tax and minority interest) recorded by WM International relating to actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization.

(5) In 1995, the Rust Board of Directors approved a plan to sell or otherwise discontinue Rust's process engineering, construction, specialty contracting and similar lines of business. During 1996, the sale of the industrial process engineering and construction business, based in Birmingham, Alabama, was completed. In 1996, WTI sold its water process systems and equipment manufacturing businesses, and Rust sold its industrial scaffolding business. WTI entered into an agreement to sell its water and wastewater facility operations and privatization business and Rust began implementing plans to exit its remaining domestic and international engineering and consulting business. These businesses were classified as discontinued operations in the financial statements. The Rust disposition was not completed within one year, and accordingly in 1997 this business has been reclassified back into continuing operations, as operations held for sale, in accordance with generally accepted accounting principles. The unused portion ($87.0 million) of the previously recorded provision for loss on disposal was reversed in discontinued operations, and an impairment loss provision of $122.2 million was recognized in continuing operations.

(6) The results for 1996 include special charges of $47.1 million (before tax and minority interest) related to WM International's sale of its investment in Wessex and a charge of $169.5 million (before tax and minority interest) to revalue its investments in France, Austria and Spain in contemplation of exiting these markets and to write off an investment in a hazardous waste disposal facility. Also in 1996, WMNA and CWM recorded special charges of $154.1 million (before tax) for reengineering their finance and administration functions and increasing reserves for certain litigation.

(7) In 1997, the Company recorded a special charge of $41.6 million (pretax) for severance related to WMNA and WM International recorded a charge of $104.4 million (before tax and minority interest) to reflect costs of demobilization following the loss of the contract renewal for Buenos Aires, Argentina, divestiture or closure of underperforming businesses, and the writeoff of projects it decided to no longer pursue. Also in 1997, the Company recorded an asset impairment loss and restated prior year financial statements to retroactively recognize impairment losses in earlier years.
     See Note 16 to Consolidated Financial Statements.

(8) Earnings are inadequate to cover fixed charges in 1997. Coverage deficiency represents the amount that earnings would have to increase ($1,026.1 million) to cover fixed charges and bring the ratio of earnings to fixed charges to one-to-one.